Exhibit 99.2

SIGMA LITHIUM CORPORATION

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2022 and 2021

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS) (UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the unaudited condensed interim consolidated financial statements, and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Calvyn Gardner"	"Ana Cabral Gardner"
Co-Chairperson and Co-Chief Executive Officer	Co-Chairperson and Co-Chief Executive Officer

"Felipe Peres"
Chief Financial Officer

      Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Financial Position (Expressed in thousands of Canadian Dollars) (Unaudited)

	March 31,	December 31,
	2022	2021
ASSET
Current assets
Cash	$140,895	$154,305
Prepaid expenses and other assets (note 4)	1,834	809
Total current assets	142,729	155,114
Non-current assets
Prepaid expenses and other assets (note 4)	103	92
Exploration and evaluation assets (note 5)	11,846	7,884
Property, plant and equipment (note 6)	41,103	30,689
Total assets	$195,781	$193,779

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Account payable	$1,312	$3,554
Payroll and other taxes	642	439
Note payable (note 8)	-	270
Lease liability (note 9)	31	28
Other liabilities	122	39
Total current liabilities	2,107	4,330
Non-Current Liabilities
Deferred revenue (note 7)	4,007	4,007
Lease liability (note 9)	244	217
Asset retirement obligations (note 10)	188	162
Total Non-Current liabilities	4,439	4,386
Total liabilities	6,546	8,716

Shareholders' equity
Share capital (note 12)	229,709	224,820
Contributed surplus	39,023	30,881
Accumulated other comprehensive loss	(2,174)	(3,519)
Accumulated deficit	(77,323)	(67,119)
Total shareholders' equity	189,235	185,063
Total liabilities and shareholders' equity	$195,781	$193,779

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Basis of preparation (note 2)

Related parties (note 11)

Approved on behalf of the Board:

(Signed) "Calvyn Gardner"	, Director

(Signed) "Ana Cabral Gardner"	, Director

      Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for shares and per share amounts)

(Unaudited)

Three Months Ended March 31,	2022	2021
Operating expenses
General and administrative expenses (note 14)	$1,359	$641
Stock-based compensation (note 17)	10,681	5,451
Accretion and interest on notes payable (note 8)	15	38
Interest expense on credit revolver and suppliers	-	68
Foreign exchange (gain) loss	(1,873)	164
Depreciation	22	13
Net loss for the period	(10,204)	(6,375)

Other comprehensive income (loss)

Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	1,345	(1,027)
Net loss and comprehensive loss for the period	$(8,859)	$(7,402)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share (note 13)	$(0.10)	$(0.08)
Weighted average number of common shares outstanding - basic and diluted	99,770,691	82,767,606

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Cash Flows (Expressed in thousands of Canadian Dollars) (Unaudited)

Three Months Ended March 31,	2022	2021
Operating activities
Net loss for the period	$(10,204)	$(6,375)
Adjustments for:
Depreciation	22	13
Stock-based compensation	10,681	5,451
Interest and accretion on notes payable (note 8)	15	38
Interest expense on credit revolver and suppliers	-	68
Unrealized foreign exchange loss (gain) on notes payable (note 8)	-	(122)
Realized foreign exchange loss (gain) on notes payable (note 8)	41	-
Foreign exchange loss (gain) on other assets and liabilities	(1,873)	218
Changes in non-cash working capital items:
Prepaid expenses and other assets	(1,035)	(159)
Amounts payable and other liabilities	(2,159)	(1,288)
Payroll and other taxes	202	(43)
Net cash used in operating activities	(4,310)	(2,199)
Investing activities
Addition to exploration and evaluation assets	(2,766)	(1,757)
Purchase of property, plant and equipment	(7,275)	(8)
Net cash used in investing activities	(10,041)	(1,765)
Financing activities
Proceeds from warrants exercised (note 15)	2,345	-
Repayment of note payable (note 8)	(326)	(1,876)
Lease payments (note 9)	(13)	(8)
Issuance of common shares (note 12)	-	39,380
Net cash provided by financing activities	2,006	37,496
Effect of exchange rate changes on cash held in foreign currency	(1,065)	(227)
Net (decrease) increase in cash	(13,410)	33,305
Cash, beginning of period	154,305	13,543
Cash, end of period	$140,895	$46,848

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)
(Unaudited)

	Number of common shares	Share capital	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, January 1, 2021	77,782,757	$53,911	$3,931	$(2,858)	$(33,226)	$21,758

Private placement (note 12)	9,545,455	42,000	-	-	-	42,000
Share issue costs (note 12)	-	(2,620)	-	-	-	(2,620)
Agent warrants issued (note 15)	-	(873)	873	-	-	-
Stock-based compensation (notes 17)	-	-	6,983	-	-	6,983
Net loss for the period	-	-	-	-	(6,375)	(6,375)
Other comprehensive loss for the period	-	-	-	(1,027)	-	(1,027)
Balance, March 31, 2021	87,328,212	$92,418	$11,787	$(3,885)	$(39,601)	$60,719

Balance, January 1, 2022	99,377,349	$224,820	$30,881	$(3,519)	$(67,119)	$185,063

Proceeds from warrants exercised (note 15)	532,860	3,218	(873)	-	-	2,345
Exercise of RSUs (note 17)	536,333	1,671	(1,671)	-	-	-
Stock-based compensation (notes 17)	-	-	10,686	-	-	10,686
Net loss for the period	-	-	-	-	(10,204)	(10,204)
Other comprehensive income for the period	-	-	-	1,345	-	1,345
Balance, March 31, 2022	100,446,542	$229,709	$39,023	$(2,174)	$(77,323)	$189,235

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(Unaudited)

1.	Nature of operations

Sigma Lithium Corporation (the “Company”) is a mineral processing and development company incorporated under the Canada Business Corporations Act. The Company's common shares commenced trading on Nasdaq Capital Market ("Nasdaq") under the symbol "SGML" and on the TSX Venture Exchange (the “TSXV”) under the symbol "SGML”. The head office of the Company is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These unaudited condensed interim consolidated financial statements include the Company’s wholly-owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. ("Sigma Brazil").

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the "Lithium Properties").

2.	Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars except when otherwise indicated. They have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

3.	Significant accounting policies

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not contain all of the required disclosures and should be read in conjunction with the Company’s December 31, 2021 audited annual consolidated financial statements. The accounting policies and estimates applied in these condensed consolidated interim financial statements are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2021. The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).

New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022.

The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

There was no impact of these amendments on the Company’s Q1 2022 financial results.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(Unaudited)

4.	Prepaid expenses and other assets

	March 31, 2022	December 31, 2021
Current
Prepaid land lease	$13	$11
Prepaid expenses	1,326	330
Sales tax receivable	495	468
Total Current	1,834	809
Non-current - Prepaid Land Lease	103	92
Total receivables and other assets	$1,937	$901

5.	Exploration and evaluation assets

The Company has mineral properties in the exploration and evaluation stage and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of exploration costs is set out below:

	Three Months Ended	Three Months Ended
	March 31,	December 31,
	2022	2021
Opening balance	$7,884	$18,354
Personnel costs (a)	306	2,769
Geological costs	1,674	2,492
Drilling	534	4,754
Environmental consulting	110	194
Environmental compensation	25	305
Development / Engineering services	107	707
Other	15	192
Cumulative translation adjustment	1,191	188
Transfer to property, plant, and equipment (note 7)	-	(22,071)
Closing balance	$11,846	$7,884

(a) The personnel costs include $5 related to RSUs during the three months ended March 31, 2022 (year ended December 31, 2021 - $1,653).

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian Dollars, except per share amounts, and number of shares, unless otherwise indicated)

(Unaudited)

6.	Property, plant and equipment

Cost	Vehicle	Furniture	Building	Machinery and Fixtures	Assets under construction	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2021	$53	$49	$11	$303	$30,057	$184	276	$30,933
Additions	-	7	-	9	7,259	-	-	7,275
Cumulative translation adjustment	8	8	2	47	3,066	28	42	3,201
Balance, March 31, 2022	$61	$64	$13	$359	$40,382	$212	$318	$41,409

Accumulated Depreciation/Amortization	Vehicle	Furniture	Building	Machinery and Fixtures	Assets under construction	Pilot plant	Right-of-use assets	Total
Balance, December 31, 2021	$5	$13	$7	$109	$-	$49	$61	$244
Depreciation	3	1	-	8	-	5	5	22
Cumulative translation adjustment	1	2	1	18	-	8	10	40
Balance, March 31, 2022	$9	$16	$8	$135	$-	$62	$76	$306
Net book value
Balance, December 31, 2021	$48	$36	$5	$194	$30,057	$134	$215	$30,689
Balance, March 31, 2022	$52	$48	$5	$224	$40,382	$150	$242	$41,103

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

6.            Property and equipment (continued)

Assets Under Construction

During the year ended December 31, 2021, the Xuxa deposit (the “First Mine”) transitioned from the exploration and evaluation stage (under IFRS 6) to the development stage and, as a result, $22,071 of the exploration and evaluation expenditures were transferred from exploration and evaluation assets to property, plant and equipment (note 5).

Royalty

The Company is subject to the following royalties:

a)	2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties.

b)	a royalty (“Amilcar Royalty Agreement”) of 1% over the gross revenues of the Company from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation, and commercialization of the products sold (“Net Revenues”). Sigma Brazil has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3.8 million The holder (currently Amilcar de Melo Afgouni (“Amilcar”)) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if Sigma Brazil enters into commercial production and reaches production of 40,000 tonnes of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in Sigma Brazil on a fully diluted basis; and

c)	a royalty (currently held by LRC LP I) of 1% of Net Revenues from sales net of all taxes, royalties and transportation costs of minerals extracted from the Lithium Properties

7.	Deferred revenue

On March 26, 2019, the Company entered into a binding heads of agreement with Mitsui under which Mitsui would prepay the Company US$30 million towards the purchase of 80,000 tonnes of battery grade lithium concentrate annually (the “Mitsui Pre-Payment”) for a floating price set by Asia Metals spot over six years, extendable for another five years at the option of Mitsui.

An initial deposit payment of US$3 million ($4,007) was received by the Company on April 4, 2019, but any further rights of the parties in respect of the Mitsui Pre-Payment were subject to certain conditions not met, including the negotiation and execution of related definitive offtake agreements with Mitsui.

Other than the initial deposit payment described above, the Company did not request or receive any funds in 2021 or during the three months ended March 31, 2022.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

8.	Note payable

The note payable due to Arqueana Empreendimentos e Participações S.A. (“Arqueana”) was denominated in Brazilian Reais and subject to interest in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 11, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty.

	March 31, 2022	December 31, 2021
Opening balance	$270	$2,204
Accretion (adjustment to present value)	-	37
Interest Expense	15	18
Unrealized foreign exchange loss (gain)	41	(113)
Payment of interest	(63)	(274)
Repayment	(263)	(1,602)
Closing balance	$-	$270

9.	Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party, (note 11) and housing leases owned by third parties. The lease liability was measured at the present value of the lease payments. The lease payments were discounted using a weighted average interest rate of 11.33% (December 31, 2021: 11.33%) which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability, December 31, 2021	$244
Interest expense	7
Lease payments	(13)
Cumulative translation adjustment	37
Lease liability, March 31, 2022	$275

As of March 31, 2022
Lease obligations	$275
Less current portion	31
Non-current portion	$244

Maturity analysis – contractual undiscounted cash flows

As at March 31, 2022
Less than one year	$43
Year 2	43
Year 3	43
Year 4	43
More than 5 years	425
Total contractual undiscounted cash flows	$597

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

10.	Asset retirement obligation

The Company’s provision for reclamation costs is based on management’s estimated costs to dismantle and remove its facilities as well as an estimate of the future timing of the costs to be incurred. The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision for closure and reclamation associated with the dismantling and removal of the Company's facilities:

Asset retirement obligation, December 31, 2021	$162
Accretion	2
Cumulative translation adjustment	24
Asset retirement obligation, March 31, 2022	$188

The Company has estimated its asset retirement obligation to be $188 at March 31, 2022 (December 31, 2021 - $162) based on an estimated total future liability of approximately $188 and an inflation rate of 4% (December 31, 2021 - 4%) and a discount rate of 11.33% (December 31, 2021 – 11.33%).

11.	Related party transactions

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Advisory and A10 Investimentos Fundo De Investimento De Acoes - Investimento No Exterior (“A10 Fund”). Both companies are owned by one Co-CEO and a director of the Company.
Miazga	Miazga Participações S.A is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

(a)	Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party.

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Leasing Agreements: The Company has land lease agreements with Miazga and Arqueana. Part of these leases gets offset by the prepaid land lease (notes 5 and 10).

Note Payable: The Company fully repaid the note payable to Arqueana in March 2022 (note 9).

Commission fees: The Company has an agreement with A10 Advisory for acting as the financial advisor to locate equity investors in non-brokered private placements, conducted as part of a consortium of financial advisors. In the year ended December 31, 2021, the Company paid finders’ fee of up to 7% of the gross proceeds received from these investors (note 13)

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

11.	Related party transactions (continued)

(b)	Outstanding balances and expenses

	Three Months Ended March 31, 2022			As at December 31, 2021		Three Months Ended March 31, 2021
	Pre- payments	Accounts Payable/ Debt	Expenses/ Payments	Pre- payments	Accounts Payable/ Debt	Expenses/ Payments
	$	$	$	$	$	$
A10 Group
CSA	-	-	18	-	-	32
Revolving credit facility	-	-	-	-	-	31
Commission fees	-	-	-	-	-	2,345
Warrants	-	-	-	-	-	827
Miazga
Lease agreements	-	87	17	-	82	12
Prepaid land lease offset	117	-	-	104	-	3
Arqueana
Lease agreements	-	188	(10)	-	168	6
Note payable	-	-	(270)	-	270	(396)

(c) Key management personnel:

The compensation paid or payable to key management for employee services is shown below:

Three Months Ended March 31,	2022	2021
	$	$
Stock-based compensation	10,678	5,451
Salaries, benefits and director’s fees, included in general and administrative expenses	322	93
Salaries, benefits and stock-based compensation capitalized in exploration and evaluation assets	31	1,557
Total Compensation	11,031	7,101

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

12.	Share capital

a)	Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued by the Company:

	Common shares (#)	Amount
Balance, January 1, 2022	99,377,349	$224,820
Exercise of warrants (1)	532,860	3,218
Exercise of RSUs (note 18)	536,333	1,671
Balance, March 31, 2022	100,446,542	$229,709

	Common shares (#)	Amount
Balance, January 1, 2021	77,782,757	$53,911
Private placement (1)	9,545,455	42,000
Cost of private placement (1)	-	(2,620)
Agents warrants issued	-	(873)
Balance, March 31, 2021	87,328,212	$92,418

(1) On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 common shares at a price of $4.40 per share for aggregate gross proceeds of $42,000. In connection with the offering, the Company paid aggregate placement agent fees of $2,620 and issued 562,860 Common Share purchase warrants having an exercise price of $4.40 per share and exercisable until February 12, 2022. In connection with this offering A10 Advisory, a related party (note11) who was part of the Company’s financial advisors engaged in such non-brokered private placement, received $2,345 of such placement agent fees and 532,860 of such common share purchase warrants. These warrants were exercised on February 11, 2022.

13.	Net loss per common share

The calculation of basic and diluted loss per share for the three months ended March 31, 2022 was based on the loss attributable to common shareholders of $10,204 (three months ended March 31, 2021 - loss of $6,375) and the weighted average number of common shares outstanding of 99,770,691 (three months ended March 31, 2021 of 82,767,606). Diluted loss per share for each of the periods presented did not include the effect of RSU's, stock options and warrants as they are anti-dilutive.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

14.	General and administrative expenditures

Three Months Ended March 31,	2022	2021
Salaries and benefits	$475	$93
Legal	202	68
Travel	93	11
A10 Advisory - Cost Sharing Agreement	19	32
Business development and investor relations	408	121
Accounting	44	24
Auditing	13	197
Other	105	95
General and administrative expenditures	$1,359	$641

15.	Warrants

The following table shows the continuity of warrants during the period:

	Warrants Outstanding	Weighted Average Exercise Price
Balance, December 31, 2020	-	$-
Issued (1)	562,860	4.40
Balance, March 31, 2021	562,860	$4.40
Balance, December 31, 2021	532,860	$4.40
Exercised (2)	(532,860)	(4.40)
Balance, March 31, 2022	-	$-

(1) The fair value of the 562,860 Common Share purchase warrants of $873 was estimated using the Black-Scholes valuation method at the date of the grant with the following inputs: market price on valuation date of $4.40; expected dividend yield of 0%; expected volatility of 66.61% using the historical price history of the Company; risk-free interest rate of 0.17%; and an expected average life of one year.

(2) In February 2022, the Company received from A10 Advisory $2,345 upon the exercise of 532,860 warrants into 532,860 common shares at an exercise price of $4.40 per share.

16.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts payable, and note payable approximate their carrying values due to the short-term to maturity of these financial instruments.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to receivables.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company’s financial obligations consist of accounts payable and contractual lease payments. The maturity analysis of financial liabilities as of March 31, 2022, is as follows:

Contractual Obligations	Up to 1 year	1-3 years	4 - 5 years	More than 5 years	Total

Accounts payable and other liabilities	$1.434	$—	$—	$—	$1,434
Lease liabilities	31	57	49	138	275

Market risk

Market risk is the risk of loss that may arise from changes in market ‘factors such as interest rates and foreign exchange rates.

(a)	Interest rate risk

The Company has cash balances. The Company’s current policy is to invest surplus cash in savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As of March 31, 2022, the Company has $140,895 as cash.

(b)	Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and certain purchases, and salaries are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk.

The Company had the following balances in the prescribed currencies:

	March 31,	December 31,
	2022	2021
Brazilian Reais
Current assets	3,017	4,279
Current liabilities	(4,881)	(10,286)

United States Dollar
Cash in banks	56,157	67,089

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

Cash in Foreign Currencies	March 31, 2022		December 31, 2021
	Amount	Equivalent	Amount in	Equivalent
	denominated	Amount	denominated	Amount
Denominated Currencies:	currency	in Canadian$	currency	in Canadian$
Deposits in Brazilian Reais	1,807	$477	3,051	$699
Deposits in United States Dollars	56,157	70,223	67,089	84,760

Total Cash		$70,700		$85,459

•	The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accounts payable and other liabilities denominated in Brazilian Reais and US dollars

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Comprehensive Loss by approximately $49 with all other variables held constant

o	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect the Company’s Condensed Interim Consolidated Statements of Comprehensive Loss by approximately $7,022 with all other variables held constant

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

17.	Restricted share units

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan received majority (and majority of disinterested) shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, December 31, 2020	687,334
Granted (1)	1,381,333
Balance, March 31, 2021	2,068,667

Balance, December 31, 2021	7,422,667
Exercised	(536,333)
Balance, March 31, 2022	6,886,334

(1) On March 4, 2021, the Board approved the grant of 1,381,333 RSUs to key employees, directors, and designated service providers of the Company.

(2) On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the Co-CEOs of the Company (2,500,000 RSUs to each Co-CEOs). 5,000,000 of the RSUs granted to the Co-CEOs (being 2,500,000 RSUs granted to each Co-CEO) vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
i.	1,000,000	Increase of market cap to $ 1.3 billion
ii.	1,000,000	Increase of market cap to $ 1.55 billion
iii.	1,000,000	Increase of market cap to $ 1.8 billion
iv.	2,000,000	Increase of market cap to $ 2 billion
	5,000,000

An additional aggregate 1,000,000 RSUs will vest (500,000 RSUs per Co-CEO) upon approval by the Board of Directors of the plan to achieve a net zero carbon target and its subsequent successful execution.

Sigma Lithium Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of Canadian dollars, except per share, unless otherwise indicated)

(Unaudited)

These RSUs contain a market condition, and therefore the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the RSUs which incorporated the following assumptions:

Risk-free rate	0.85%
Expected equity volatility	60%
Share price	10.25
Expected dividend rate	0.00%
Probability of success	33.88% - 61.42%

The expense for these RSUs have been valued based on the Company’s share price at the grant date.

Total stock-based compensation for the three months ended March 31, 2022, in shareholders’ equity was $10,686 (three months ended March 31, 2021 - $6,983), being $10,681 recorded as stock-based compensation expense (three months ended March 31, 2021 - $5,451) and the remaining portion were recorded in exploration and evaluation assets (note 5).